EXHIBIT 3.2
SECOND AMENDMENT TO THE

BYLAWS OF

AMERICAN CAMPUS COMMUNITIES, INC.

WHEREAS, American Campus Communities, Inc., a Maryland corporation (the "Corporation"), has heretofore adopted the Bylaws of American Campus Communities, Inc. (as amended through the date hereof, the "Bylaws"); and
WHEREAS, the Corporation desires to amend the Bylaws as set forth herein.
NOW, THEREFORE, Section 6 of Article II of the Bylaws is amended and restated to read in its entirety as follows:
"Section 6. VOTING. Subject to the rights of the holders of any class or series of preferred stock of the Corporation to elect directors under the specified circumstances set forth in the Corporation’s charter, (a) unless the election is contested, each director shall be elected by the affirmative vote of a majority of all of the votes cast for or against such director at any meeting of stockholders for the election of directors duly called at which a quorum is present and (b) if the election is contested, directors shall be elected by a plurality of the votes cast for or against directors at any meeting of stockholders for the election of directors duly called at which a quorum is present. An election shall be considered contested if as of the record date for such meeting of stockholders there are more nominees for election than positions on the Board of Directors to be filled by election at such meeting. Each share may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted. Unless otherwise provided in the charter of the Corporation, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders."
IN WITNESS WHEREOF, the Corporation has caused this Amendment to be executed in its name and on its behalf to be effective as of March 1, 2017.
AMERICAN CAMPUS COMMUNITIES, INC., a Maryland corporation

By:    /s/ William C. Bayless, Jr.
William C. Bayless, Jr.
Chief Executive Officer